July 12, 2013	Elaine Wolff Tel 202 637-6389 Fax 202 661-4931 ewolff@jenner.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director
Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel

Re: US Foods, Inc.

Registration Statement on Form S-1

Filed June 6, 2013

File No. 333-189142

Dear Ms. López, Ms. Peyser and Ms. Ransom:

We are submitting this letter on behalf of US Foods, Inc. (the “Company” or “US Foods”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 1, 2013 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-189142) filed with the Commission on June 6, 2013 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter five (5) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears possible that these securities are being offered by or on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Questions 612.09 and 212.15 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Securities and Exchange Commission

July 12, 2013

The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Staff in Questions 612.09 and 212.15 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

C&DI 612.09 provides that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” It is noteworthy that the secondary offering being registered by the Registration Statement on Form S-1 relates to the resale of notes by affiliates of Kohlberg Kravis Roberts & Co., L.P. (“KKR”) and such notes are not convertible into common stock. Investment funds associated with or managed by KKR acquired their shares of common stock of USF Holding Corp., the direct parent of US Foods, over six years ago. On July 3, 2007, investment funds associated with or managed by KKR and Clayton, Dubilier & Rice, LLC (“CD&R” and together with KKR, the “Sponsors”), through Restore Acquisition Corp., a wholly-owned subsidiary of USF Holding Corp., acquired all of the outstanding common shares of U.S. Foodservice and certain related assets from Koninklijke Ahold N.V. for approximately $7.2 billion including fees and expenses. Restore Acquisition Corp. subsequently merged into U.S. Foodservice, resulting in U.S. Foodservice becoming a wholly-owned subsidiary of USF Holding Corp. In December 2007, U.S. Foodservice merged into its wholly-owned subsidiary, U.S. Foodservice, Inc., which changed its name to US Foods, Inc. on November 4, 2011. Each of KKR and CD&R holds 49.14% of the stock of USF Holding Corp., the direct parent of US Foods, which owns all of the outstanding shares of common stock of US Foods.

As stated in C&DI 212.15 “under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” This is just such a circumstance. In this case, US Foods filed this resale Registration Statement on Form S-1 in order to satisfy its obligations under its registration rights agreements with the initial purchasers of US Foods 8.5% Senior Notes due 2019 (“Registration Rights Agreements”). An affiliate of KKR was a purchaser in the initial private placement of US Foods 8.5% Senior Notes due 2019 (“Restricted Notes”). US Foods filed registration statements on Forms S-4 (“Exchange Offers”) to register the exchange of the Restricted Notes for substantially identical notes that had been registered under the Securities Act of 1933, as amended. The registration statements to register the Exchange Offers were declared effective on April 5, 2013. As affiliates of US Foods, KKR and its affiliates could not participate in the Exchange Offers under the Exxon Capital (available May 13, 1988) line of no-action letters. As such and in accordance with the Registration Rights Agreements, US Foods was obligated to file the Registration Statement on Form S-1 to permit resales of the Restricted Notes by affiliates of KKR. As such it is clear from the circumstances that the selling noteholders are not acting as a conduit for the issuer but rather, as named selling noteholders, they are pursuing their ability

Securities and Exchange Commission

July 12, 2013

to resell their privately acquired securities into the public markets without conditions imposed by Rule 144. Purchasers of these securities will receive the current prospectus. Moreover, the effectiveness of the resale registration statement on Form S-1 does not mean that the selling noteholders will sell the Restricted Notes anytime time soon, rather the Company is merely attempting to comply with its fore-mentioned obligation under the Registration Rights Agreement. Lastly, as demonstrated in the initial paragraph and the circumstances in which the KKR affiliates came to hold the notes, the KKR affiliates are not the alter ego of the Company.

As stated in C&DI 612.09 “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The facts here clearly evidence that this should not be deemed a primary offering. The circumstances that excluded affiliates of KKR from participating in the Exchange Offers together with the lengthy investment in common stock of the parent of US Foods by affiliates of KKR, the circumstances surrounding the acquisition of the common stock by KKR and the possibility that the selling noteholders will not sell anytime soon, clearly point to a genuine secondary offering.

Cover Page of the Registration Statement

2.	Please mark the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page to indicate that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

Selling Noteholders, page 105

3.	Please identify whether any of the selling noteholders are registered broker-dealers or affiliates of broker-dealers. Please note that if the securities are being offered by a broker-dealer, you must identify the broker-dealer as an underwriter unless the securities were issued as underwriting compensation. If a selling noteholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Selling Noteholders.”

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Securities and Exchange Commission

July 12, 2013

Prior to requesting acceleration, the Company will provide a written statement containing the acknowledgments included at the end of the Staff’s comment letter.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (202) 244-9625 or, in her absence, Kevin T. Collins at (212) 891-1634.

Sincerely,

JENNER & BLOCK

/s/ Elaine Wolff

Elaine Wolff

cc:	Juliette Pryor, Executive Vice President, General Counsel & Chief Compliance Officer
Gail Sharps Myers, Senior Vice President & Deputy General Counsel
James Pyle, Associate General Counsel
US Foods, Inc.